January 8, 2008

VIA U.S. MAIL AND FAX (305)856-7342

Lawrence I. Rothstein
Director, President, Treasurer, Secretary and Principal Financial Officer
HMG/Courtland Properties, Inc.
1870 S. Bayshore Drive
Coconut Grove, Florida 33133

> **Re: HMG/Courtland Properties, Inc**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 30, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **June 30, 2007**
> **Filed August 14, 2007**
> **File No. 001-07865**

Dear Mr. Rothstein:

We have reviewed your response letter dated December 3, 2007 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Financial Statements

Consolidated Statements of Comprehensive Income, page 26

1.   We have considered your response to our prior comment 1 and continue to
        believe that your income statement presentation should conform to the
        requirements of Rule 5-03 of Regulation S-X. Please revise your income
        statement presentation to disclose "net gain from investments in marketable
        securities", "net income from other investments", and "interest, dividend and
        other income" apart from revenues as items of non-operating income or provide
        us with any additional information supporting your departure from Rule 5-03.

5. Other Investments, page 42

2.   We have considered your response to our prior comment 2. Confirm for us that
        the $117,000 adjustment to your 2005 income statement noted in response
        represents the impact of applying the equity method of accounting from the
        inception of the investment in 1999 through and including 2005. Additionally,
        provide to us your SAB 99 analysis supporting management' determination that
        any revision to your financial statements to account for your investment using the
        equity method is unnecessary due to immateriality.

        Please respond to the comments included in this letter within ten business days.
Please submit your response on EDGAR. If you have any questions, you may contact
Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202)551-
3629.

                                Sincerely,

                                Kevin Woody
                                Accounting Branch Chief